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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 27 2024
Washington, DC

SEC FILE NUMBER
8-39029

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2023 (MM/DD/YY) AND ENDING 12-31-2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dominion Investors Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1002 Marble Heights Drive, Suite 101
(No. and Street)

Marble Falls	Texas	78654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cameron Shropshire	210-265-8050	cameron@domiinvestors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADKF, P.C.
(Name – if individual, state last, first, and middle name)

9601 McAllister Fwy, Ste 800	San Antonio	TX	78216
(Address)	(City)	(State)	(Zip Code)

10-08-2023	297
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rix C. Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dominion Investor Services, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Officers, directors and principals may have individual or related accounts, none of which have any cross interest with the Broker/Dealer and all of which are fully disclosed.

Signature:

Title:
Rix C. Smith, President

Notary Public

SHIRLEY MAE CRISLER
My Notary ID # 10644939
Expires September 24, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DOMINION INVESTOR SERVICES, INC.

TABLE OF CONTENTS

ADKF | with you all the way

Member of the AICPA & TXCPA

Registered with Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dominion Investor Services, Inc.
Horseshoe Bay, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Dominion Investor Services, Inc. ("Company") as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MAIN OFFICE:
9601 McAllister FWY, STE 800
San Antonio, Texas 78216
Phone: 210.829.1300
Fax: 210.829.4080

672 Ridge Hill Dr.,STE B
New Braunfels, TX 78130
Phone: 830.387.4441

616 E. Blanco, STE 300e
Boerne, TX 78006
Phone: 830.815.1100

WWW.ADKF.COM

Auditor's Report on Supplemental Information

The supplementary information in Schedule I: Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Information in these supplementary schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
February 23, 2024

We have served as the Company's auditor since 2020

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Financial Condition
December 31, 2023

ASSETS		
Current assets:		
Cash and cash equivalents	$	137,059
Certificates of deposit		100,393
Municipal Bonds		101,372
Receivable from affiliate Dominion Insurance Services		50
Accounts receivable, other		13,925
Prepaid expenses		3,123
Total current assets		**355,922**
Total assets	$	**355,922**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued employee payroll	$	57,970
Accounts payable, other		7,771
Total current liabilities		**65,741**
Total Liabilities	$	**65,741**
Stockholders' equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding		1,465
Paid in capital		103,942
Retained earnings		184,774
Total stockholders' equity		**290,181**
Total liabilities and stockholders' equity	$	**355,922**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Income
For the Year Ended December 31, 2023

REVENUES:		
Commission income		
Listed Commissions	$	23,535
OTC Commissions		351,949
Option Commissions		1,821
Commissions - Dominion Insurance Services		944,111
Mutual fund - Hilltop Securities		50,783
Bonds		29,844
Mutual fund direct		144,624
12B1's		723,131
FDIC insured deposit rebate		238,453
Other		39,635
Total Commission Income		2,547,885
Other income		75,429
Gains on firm investment accounts		2,010
Gain on sale of assets		100,000
Interest		16,569
Total revenues		2,741,893
EXPENSES:		
Commissions non-related parties		1,718,104
Commissions to related party registered rep shareholders		120,225
Dominion Insurance Services commissions		16,034
Employee compensation and benefits		455,855
Clearing charges		38,379
General and administrative		160,114
Legal and professional		25,093
Rent to non-related parties		29,559
Communication		8,142
Depreciation		1,121
Total expenses		2,572,626
Net income before franchise and miscellaneous taxes	$	**169,267**
Franchise and miscellaneous taxes		3,297
Net Income	$	**165,970**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023

	Shares		Common Stock		Paid-in Capital		Retained Earnings		Total
Balance January 1, 2023	**1,465**	**$**	**1,465**	**$**	**103,942**	**$**	**318,804**	**$**	**424,211**
Dividends paid	-		-		-		(300,000)		(300,000)
Net income	-		-		-		165,970		165,970
Balance December 31, 2023	**1,465**	**$**	**1,465**	**$**	**103,942**	**$**	**184,774**	**$**	**290,181**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net income	$	165,970
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation		1,121
Gain on sale of assets		(100,000)
Gain on investments		(2,010)
Changes in operating assets and liabilities:		
Receivable from clearing organization		175,121
Clearing deposit		25,358
Receivables from brokers and dealers		7,902
Accounts receivable, other		(1,535)
Prepaid expenses		63,845
Lease right of use		27,655
Lease liabilty		(28,292)
Accrued payroll and commissions		(198,229)
Other accounts payable		(19,752)
Net cash provided by operating activities		**117,154**
Cash flows from investing activities:		
Proceeds on sale of assets		100,000
Purchases of investments, net of proceeds		(149,821)
Net cash used in financing activities		**(49,821)**
Cash flows from financing activities:		
Dividends paid		(300,000)
Net cash used in financing activities		**(300,000)**
Net decrease cash		**(232,667)**
Cash at beginning of year		369,726
Cash and cash equivalents at end of year	$	**137,059**
Supplemental disclosures of cash flow information:		
Franchise and miscellaneous taxes paid	$	3,830
Interest paid	$	-

The accompanying notes are an integral part of the financial statements.

Note 1-Nature of Business

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the Financial Industry Regulatory Authority (FINRA). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through Hilltop Securities Inc. (Hilltop) a member of the New York Stock Exchange.

Note 2-Summary of Significant Accounting Policies

Basis of Accounting:

These financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents:

The Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Revenue Recognition:

The recognition and measurement of revenue is based on the assessment of individual agreements. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Commission income includes commissions from customers' sales or purchases of mutual funds, variable annuities, securities, equities, and bonds with the carriers or the clearing firm, Hilltop. The Company earns a commission based on agreements with the carriers or clearing firm and transactions prices are determined by breakpoints and variability of the market. The Company has identified the performance obligation for commission income to be satisfied as of the settlement date, which is generally the second business day following the trade date. Commissions are generally received within one month after the settlement date. Marketing or distribution fees, or 12b-1 fees, are paid on the basis of a contractual rate applied to the monthly, quarterly, or annual average asset value of the funds based on customers' transactions. No allowance for uncollectable accounts was necessary at December 31, 2023. At January 1, 2023, opening balances of accounts receivable from clearing organization, other brokers and dealers, and Dominion Portfolio Management, were $175,121, $15,894, and $1,108, respectively.

Interest income is recognized on an accrual basis in accordance with GAAP. Other income, consisting mainly of Errors and Omissions (E&O) Income and support fees for First Investment Corporation, are recognized on an accrual basis in accordance with GAAP.

Note 2-Summary of Significant Accounting Policies-Continued

Income Taxes:

Effective January 1, 2001, the parent company Dominion Financial Services, Inc. (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation and also elected to treat the Company as a Qualified Subchapter S Subsidiary of DFS. Under those provisions, DFS does not pay federal corporate income taxes on its income. As a Qualified Subchapter S Subsidiary of DFS, the Company's income is reported on DFS's tax return and its stockholders are liable for individual income tax on their proportionate share of DFS's taxable income. These financial statements include only the accounts of Dominion Investor Services, Inc. There are also no uncertain tax positions that are required to be disclosed in accordance with Financial Accounting Standards Board ASC 740-10-50-14.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2023 the Company recorded $3,297 in Texas margin tax expense.

Date of Management's Review:

Subsequent events were evaluated through the date of the report of independent registered public accounting firm which is the date the financial statements were available to be issued.

Note 3-Fixed Assets

Equipment and leasehold equipment are stated at cost. Depreciation is generally provided on a straight-line method over 5 to 7 years.

Changes in fixed assets are as follows:

	Furniture & Equipment	Leasehold Improvements	Accumulated Depreciation	Net Fixed Assets
Balance January 1, 2023	$ 336,447	$ 11,384	$ 346,710	$ 1,121
Additions	-	-	1,121	1,121
Deletions	-	-	-	-
Balance December 31, 2023	$ 336,447	$ 11,384	$ 347,831	$ -

The company recorded $1,121 in depreciation expense during the year ended 2023.

Note 4-Retirement Plan

The Company established a SIMPLE IRA Plan whereby the employees can elect to contribute through a payroll deduction. The Company will match up to 3% of the employees' earnings not to exceed their elective deferral amount. The Company's contribution to the plan was $10,364 for 2023. The expense is recorded under employee compensation and benefits in the statement of income.

Note 5-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $268,428 which was $263,428 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is .24 to 1.

Note 6-Commitments and Contingencies

Litigation:

The Company from time to time maybe involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management:

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risk to an acceptable level. The company maintains cash deposits with banks which, from time to time, may exceed federally insured limits. The Company believes the risk of any loss is minimal.

Note 7-Fair Value Measurements

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data (for example, the reporting entity's own data). FASB ASC 820-10 requires that fair value measurements be separately disclosed by level within the fair value hierarchy in order to distinguish between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Specifically:

> Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
>
> Level 2 - inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable market data (market-corroborated inputs).
>
> Level 3 - inputs to the valuation methodology that are unobservable inputs for the asset or liability- that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk) developed based on the best information available in the circumstances.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgement and considers factors specific to the asset or liability.

The following table presents information about the Company's fair value measurements on December 31, 2023:

Fair Value Measurements Using

Description	December 31,2023	Quoted Prices in Active Markets for Identical Assets (level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level3)
Certificates of deposit		$100,393		
Municipal bonds		$101,372		
		$201,765		

Methods for Determining Fair Value

There have been no changes in methodologies used to estimate fair value, nor transfers between levels. Fair value for certificates of deposit and municipal bonds were determined based on quoted prices for identical assets in active markets.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 8-Operating Leases

The Company determines if an arrangement is an operating lease or financing lease at commencement. The Company has determined that it has no operating leases or financing arrangements at December 31, 2022. Lease assets and obligations are recognized at the lease commencement date based on present value of lease payments over the term of the lease. The Company generally uses prime rate, which is based on information available at the lease commencement date, to determine the present value of lease payments.

The Company had one operating lease for main office operations. That operating lease expired on June 30th, 2023. Operating lease expense was recognized in continuing operations by amortizing the amount recorded as an asset on a straight-line basis over the lease term. In determining lease asset values, the Company considered the payment terms. Renewal or termination options affected the lease term used for determining lease asset value only if the option was reasonably certain to be exercised.

Note 9-Related Party Transactions

The Company is involved in transactions with affiliated entities. The following represents assets, liabilities, revenues and expenses with related parties:

Due from affiliate Dominion Insurance Services (Common Ownership)	$	50
Commissions revenue – Dominion Insurance Services (Common Ownership)	$	944,111
Commissions expense – Dominion Insurance Services (Common Ownership)	$	16,034
Commissions expense to registered rep shareholders	$	120,225

Note 10 – Sale of Firm's Assets

The Company entered into an agreement on December 30, 2022, to sell all of its operating assets. The agreement was finalized at the close of business on June 30, 2023. Total proceeds received on sale were $100,000 and a gain of $100,000 was recognized as the assets sold had no book value.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

1 Total ownership equity from the statement of financial condition		$	290,181
2 Deduct ownership equity not allowable for net capital			-
3 Total ownership equity qualified for net capital			290,181
4 Add:			
A. Liabilities subordinated to the claims of general creditors Allowable for the computation of net capital			-
B. Other (deductions) or allowable credits			-
5 Total capital and allowable subordinated liabilities			290,181
6 Deductions and/or charges:			
A. Total non-allowable assets from the statement of financial condition:			
Receivables from brokers and dealers	$	-	
Other assets		(17,098)	(17,098)
B. Secured demand note deficiency			-
C. Commodity futures contracts and spot commodities-proprietary capital charges			-
D. Other deductions or charges			-
7 Other additions and/or allowable credits			-
8 Net capital before haircuts on security positions			273,083
9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1f):			
A. Contractual securities commitments			-
B. Subordinated securities borrowings			-
C. Trading and investment securities:			
1 Exempted securities			(4,655.00)
2 Debt securites			-
3 Options			-
4 Other securities			-
D. Undue concentration			-
E. Other			-
10 Net capital		$	268,428

DOMINION INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	57,970
Other liabilities		7,771
Total aggregate indebtedness	$	65,741
Computation of basic net capital requirement		
Minimum net capital at 6 2/3%	$	4,383
Minimum net capital requirement	$	5,000
Excess net capital	$	263,428
Net capital	$	268,428
Ratio: aggregate indebtedness to net capital		24%

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2023 previously filed by Dominion Investor Services, Inc. on Form X-17A-5.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dominion Investor Services, Inc.
Horseshoe Bay, Texas

We have reviewed management's statements, included in the accompanying Dominion Investor Services, Inc.'s Exemption Report, in which (1) Dominion Investor Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dominion Investor Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Dominion Investor Services, Inc. stated that Dominion Investor Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dominion Investor Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dominion Investor Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
February 23, 2024

MAIN OFFICE:
9601 McAllister FWY, STE 800
San Antonio, Texas 78216
Phone: 210.829.1300
Fax: 210.829.4080

672 Ridge Hill Dr., STE B
New Braunfels, TX 78130
Phone: 830.387.4441

616 E. Blanco, STE 300a
Boerne, TX 78006
Phone: 830.815.1100

WWW.ADKF.COM

DOMINION

INVESTOR SERVICES, INC.

Member FINRA and SIPC

February 23, 2024

EXEMPTION REPORT

It is our best knowledge and belief that Dominion Investor Services, Inc., a licensed Broker/Dealer, was exempt from the filing requirement of Rule 15c3-3 as identified in paragraph (k)(2)(ii) as of June 30th 2023.

Dominion Investor Services, Inc. as an introducing Broker/Dealer:

- Cleared all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc.
- Promptly transmitted all customer funds and securities to Hilltop Securities, Inc. which carried all of the accounts of such customers and maintained and preserved such books and records pertaining thereto.
- Had no ability to clear or hold direct mutual fund or insurance products as those are issued and held by the funds and insurance companies.

Dominion Investor Services, Inc. believes it has met the identified exemption provision throughout the period ending June 30th, 2023, without exception.

On June 30th, 2023 the firm sold its assets to another broker dealer. As of July 1st 2023 and throughout the remainder of the year and to the date of this report, the firm has no possession or control obligations under SEA rule 15c3-3(b) or reserve deposit obligations under SEA rule 15c3-3(e) because it has no customers.

Regards,

DOMINION INVESTOR SERVICES, INC.

Rix C. Smith President

POST OFFICE BOX 4768 * HORSESHOE BAY, TEXAS 78657 * (210) 265-8050

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
DOMINION INVESTOR SERVICES INC	8-39029

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,741,689.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 2,741,689.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 2,163,949.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 38,379.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 0.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 4,695.00		
	c	Enter the greater of line 5a or 5b		$ 4,695.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions.**			$ 2,207,023.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**				$ 534,666.00
8	Multiply line 7 by .0015. This is your **General Assessment.**				$ 801.00
9	Current overpayment/credit balance, if any				$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A			$ 795.00	
11	a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 795.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 0.00		
	d	Add lines 11a through 11c		$ 795.00	
12	**LESSER** of line 10 or 11d.				$ 795.00
13	a	Amount from line 8		$ 801.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 795.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 6.00
14	Interest (see instructions) for 0 days late at 20% per annum				$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.				$ 6.00
16	Overpayment/credit carried forward (if applicable)				$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-39029	DEA: FINRA	2023	Dec

MEMBER NAME DOMINION INVESTOR SERVICES INC
MAILING ADDRESS 1002 MARBLE HEIGHTS DRIVE STE 101
MARBLE FALLS, TX 78654

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

DOMINION INVESTOR SERVICES INC
(Name of SIPC Member)

Cameron Shropshire
(Authorized Signatory)

2/22/2024
(Date)

cameron@domiinvestors.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.